Exhibit 99.1

News Release

Brookfield Renewable Power to Commence Sales to
Long Island Power Authority

TORONTO, ONTARIO, June 25, 2009 – Brookfield Renewable Power today announced that its  10-year power contracts with the Long Island Power Authority (“LIPA”) and the New York Power Authority (“NYPA”) have received approval from the New York State Comptroller and Attorney General and energy deliveries are set to begin in July 2009.  The contracts will provide LIPA with 300 gigawatt-hours annually of clean renewable power.  A portion of the power will be purchased by NYPA on LIPA’s behalf.  These contracts represent the second long-term power purchase between a unit of Brookfield Renewable Power and LIPA.

“These agreements are consistent with our strategy of entering into longer-term sales contracts with strong counterparties for a majority of our energy production,” said Richard Legault, President and Chief Executive Officer of Brookfield Renewable Power. “The high-quality and renewable nature of our portfolio offers compelling attributes in today’s energy market and will help LIPA to meet its targets for providing renewable energy to its customers.”

About Brookfield Renewable Power

Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities.  Its total portfolio includes more than 165 generating facilities with approximately 4,100 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$80 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Contact Information

Zev Korman
Director, Investor Relations & Communications
Brookfield Renewable Power
Tel: (416) 359-1955
e-mail: zkorman@brookfield.com